GOLDMAN, SACHS & CO. 200 West Street New York, NY 10282	CREDIT SUISSE SECURITIES (USA) LLC Eleven Madison Avenue New York, NY 10010

July 29, 2013

BY EDGAR

Re:	Sprouts Farmers Market, Inc.
Registration Statement on Form S-1
Registration File No. 333-188493

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that 8,650 copies of the Preliminary Prospectus included in the Registration Statement on Form S-1 were distributed during the period July 22, 2013 through 5:00 p.m. Eastern time, July 26, 2013, to prospective underwriters, institutions, dealers and others.

We were advised on July 26, 2013 by the Corporate Financing Department of the Financial Industry Regulatory Authority that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Sprouts Farmers Market, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 p.m. Eastern time on July 31, 2013, or as soon thereafter as practicable.

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Very truly yours,

By:	GOLDMAN, SACHS & CO.

By:	/s/ Adam T. Greene
Name: Adam T. Greene
Title: Vice President

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Jill Ford
Name: Jill Ford
Title: Managing Director